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January 12, 2011	WRITER’S DIRECT LINE 904.633.8913 mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER 084091-0112
VIA EDGAR
Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Imperial Holdings, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed December 28, 2010 File No.: 333-168785
Dear Mr. Clampitt:
     The following information is furnished in response to the comments in your letter to Jonathan Neuman, President and Chief Operating Officer of Imperial Holdings, Inc. (the “Company”), dated January 6, 2011. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.
General
1.	The staff may have further comments once the Company has completed the Corporate Conversion and debenture conversion and has updated the financial and pro forma information, including all tables, throughout the document.

Response:
     The Company confirms that the information relating to the corporate conversion and debenture conversion is now included and the financial and pro forma information, including all tables, throughout the document has been updated.
Executive Compensation, page 104
2.	Please update your compensation information to include the year ended December 31, 2010.

Response
     The Company confirms that it has updated its compensation information to include the information for the year ended December 31, 2010.
* * * * * * *
     If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,
/s/ Michael B. Kirwan
Michael B. Kirwan

CC:	Jonathan Neuman, President and Chief Operating Officer J. Brett Pritchard, Esq. — Locke Lord Bissell & Liddell LLP Ken Meuser — Grant Thornton LLP